Exhibit 99.1

Origin Agritech Limited (NASDAQ GS: SEED) April 2016

Safe Harbor Statement This presentation may contain forward - looking statements. All forward - looking statements included in this presentation are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward - looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward - looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20 - F filed with the SEC. We undertake no obligation to revise or update publicly any forward - looking statements for any reason.

• Origin History and Background • New Leadership and Global Strategy • Products, Pipelines and Opportunities • Company Accolades Presentation Outline

Origin Agritech is transforming into a leading biotechnology seed company, strategically positioned for global success. First private seed company in China 1997 – 2005 Startup Stage Transition from traditional company to biotech seed development company 2006 – 2015 Growth Stage New Origin Agritech 2016 – Future Global Expansion Company History

• Founded in Beijing in 1997 • First private seed company in China • Leading corn seed biotechnology research in China • Started GMO research programs in 2002. • In 2005, established the “Origin Life Science Research Center”, the first agri - biotech research center in China. • In 2009, the first to receive Bio - safety Certificate for phytase transgenic corn • Fully vertically - integrated seed company with the largest state - of - art seed production/conditioning plant in China • Nationwide distribution network in China Company Background

Built an R&D center in Tongzhou, Beijing ▪ 2001 ▪ 2002 Started GMO research ▪ 1997 Startup of Origin Agritech Listed on NASDAQ; Established Origin Life Science Research Center Received Bio - safety Certificate for phytase transgenic corn Started the state - of - the - art Xinjiang Plant 2012 Received New National Seed Business License 2013 ▪ . ▪ . ▪ . Filed first U.S. Patent Application for GMO technologies 2014 ▪ 2005 ▪ 2009 Company Background Milestones

Company Background

Globally focused seed biotech and breeding company Domestic seed production and distribution company Beijing Origin Seed State Harvest New Origin Agritech New Strategic Direction

• Dr. Gengchen Han, Founder, Chairman of the Board • 20+ years of experience in research and development of hybrid corn seed products • Multinational agribusiness experience and International Maize and Wheat Improvement Center (CIMMYT) • Ph.D. in plant breeding & cytogenetics from Iowa State University • Founded Origin in 1997 and returned as Chairman and CEO in Sept. 2011 • Dr. William S. Niebur, President and CEO • 30+ years of experience in corn genetics, research and development, global R&D oversight and international business operations • Multinational agribusiness experience in North and South America, Europe, Asia and Oceania • Bachelor and Master of Science degrees from Iowa State University, and Ph.D. in plant breeding and cytogenetics from the University of Minnesota • Named one of 50 people “Shaping the Future of the U.S. - China Relationship” in the Pacific Power Index New Leadership

• Trait Access • Started GMO research in 2002 • CAAS agreement established in 2006 • Bt, Gt, Trait - collaboration agreement in 2009 • Trait Development / Commercialization • Collaborative commercial agreement with DuPont Pioneer in 2016 • Origin/CAAS Biotech lab to be set up in 2016 Strategic Collaborations

• Dr. William S. Niebur • Background • Motivation • Vision New CEO/President

• Technical/Commercial/International – Experience • Industry/NGO/Academic – Talent • Favorable Timing • Dr. Gengchen Han • Company Transformation • U.S. - China Relations / Food & Agriculture Global Leadership Team

• Focus • Management Team • Collaboration Partners • Seed Business • Agenda • Origin Brand • Growth Plans • Execution • Communication / Priority Setting • Board of Directors • Stakeholders • Employees Global Growth Strategy First 100 Days

• Glyphosate Tolerance(Gt) – Safety application • Double Stack( Bt+Gt ) – Advanced from environmental release to production trial • Major collaboration agreement with DuPont Pioneer • Chinese government policy on commercial GMO corn Trait Development

Biotech Pipelines

Biotech Corn Seed GMO Pipelines


Traits
PHASE1
PHASE2
PHASE3
PHASE4
PHASE5
Corn Hybrid + GMO Commercialization
Laboratory Research
Intermediate Test
Environment Release Test
Production Test
Safety Certificate
Variety Production Test
Variety Safety Certificate
Variety Approval
Phytase
Glyphosate Tolerance (GT)
Double Stack GT+Bt
Triple/Quadruple Gt+Bt
Nitrogen Use Efficiency
Drought Tolerance
Current Phase

Origin Agritech has developed rich GMO corn seed pipelines including the first generation phytase transgenic corn, the second generation glyphosate tolerance corn, and the new stacked GMO product of glyphosate tolerance and insect resistance (Bt).

诚信 创新 和谐

• Seven new hybrids approved from official trials and registration in 2015, eight more proposed for registration in 2016 • > 100 additional test locations established for GREEN PASS testing program in 2016 • Additional corn hybrids to be presented for registration/commercialization from GREEN PASS program in 2017 Non - GMO Corn Hybrids

Non - GMO Advantage Year Pre - Registration Trial Registration Trial 1 Registration Trial 2 Field Demo Registration Trial 2 + Field Demo Approved 2012 33 18 5 5 3 3 2013 44 12 3 6 2 7 2014 18 6 3 5 3 8 2015 13 27 4 3 N/A 7 2016 8 12 6 5 3 2 Hybrid Corn Seed Registration and Approval Notes: 1. This table indicates the number of hybrid corn seed trials going through different stages of the registration and approval process from 2011 to 2015. 2. Two types of testing tracks exist in China: a) Pre - Registration Trial ; Registration Trial 1 ; Registration Trial 2 ; Field Demo ; Approval b) Pre - Registration Trial ; Registration Trial 1 ; Registration Trial 2 + Field Demo ; Approval 3. Our trials are under the new GREEN PASS Test System since 2015.

China Biotech Opportunities

Chinese Government's Position toward GMO

- **12/2013:** In his talk on GMO, Chinese president Xi Jinping backed China's development of GMO crops. He stressed the need for safety and support of GMO technologies.
- **10/2014:** Chinese government, including MOA and government controlled TV stations, issued a notice to prohibit certain advertisements on "non-GMO" claims.
- **12/2014:** MOA approved import of the highly publicized Syngenta's Agrisure Viptera® GMO Corn.
- **1/2015:** MOA renewed the bio-safety certificate for Origin's phytase transgenic corn and two GMO rice products.
- **2/2015:** For the first time, the well-watched Chinese central government's "No. 1 Document" in 2015 included the objective of increasing the public awareness of the GMO technologies.
- **4/2015:** MOA revised the bio-safety approval process and posted on its website for public comments.
- **4/2016:** Deputy minister Yu Xinrong visited Origin Biotech Lab.

诚信 创新 和谐

State Harvest – Biotech Potential • Food demand and animal protein consumption increasing rapidly in China with continued growth projected • Chinese government invested several billion RMB on GMO research to increase and stabilize future crop yields • State Harvest has invested over 300 million RMB since 2005, aimed at GMO corn research and commercialization • State Harvest has exclusive global licenses for multiple GMO traits under development from government sponsored GMO research at academic institutions • Total Corn planted acreage is forecast to be >35 Million ha in China. • State Harvest has developed promising GMO corn seed trait and product pipelines

State Harvest – Biotech Global Opportunities • Our glyphosate tolerance and the stacked traits of glyphosate tolerance/insect resistance have shown promising results in field tests compared to existing GMO traits. • Demand for phytase in the global feed industry is increasing such that phytase transgenic corn could provide a cost effective method to reduce the environmental impact of livestock production. • Backcrossing and field evaluation of our leading GMO traits with the corn germplasm from multinational seed companies on track. Transgenic Corn + Glyphosate Non - transgenic Corn + Glyphosate Transgenic Corn + No Glyphosate Non - transgenic Corn Insect Resistance Corn

State Harvest – Advantage in Breeding and Germplasm • Advanced Breeding Technologies: Over the last several years, Origin has focused on advanced breeding technologies, including Mo lecular Marker Assisted Breeding and integrating Doubled Haploid technologies. • State - of - the - Art Breeding Capabilities : Origin has the capability to produce >30,000 DH lines and 800,000 haploid seeds per year with 150 mu of automated and standardized haploid induction, doubling and increasing base, and 250 mu of DH lines identification and selection base. • Large Inventory of Germplasm : Origin has built one of the strongest and most diverse corn seed germplasm collections among seed companies in China, which allows Origin to develop corn products for all major corn planting regions in China. • Simplified Approval Process: Origin is now one of a limited number of seed companies in China with a national level Corn Seed GREEN PASS Test System, which enables accelerated new product introduction into the market.

State - of - art Production and Conditioning Plants Origin Agritech has two main production and conditioning bases in the Gansu and Xinjiang provinces. The state - of - art Xinjiang plant is now the largest single corn conditioning line in Asia. Along with partners, this facility utilizes complete automation technologies, including drop irrigation, detasseler and husker, to improve efficiency and to ensure the best seed qualities. Beijing Origin Seed – State - of - the - art Production and Conditioning Plants

• Origin is a leading seed company with a nation - wide distribution network and innovative ideas. Recent innovations include: • Cell - phone based ordering and sales management systems • Online sales and marketing with offline logistics and customer services • Direct marketing to farmers, especially with the increasing number of farmer cooperatives in China • Reducing distribution layers by direct selling to retailers in certain regions • Exploring various commission based sales incentive structures in certain regions Distribution Channel Innovations Origin Agritech’s continuous efforts in distribution channel innovations not only help the current hybrid seed business, but also allow the company to stay on the leading edge of seed sales and marketing in China, providing a key foundation for the future growth when biotech seed products are approved by the Chinese government. Beijing Origin Seed – Strong Distribution Channels

• Broad Product Lines : Origin corn seed business has one of the broadest corn seed offerings in China with varieties approved for all major corn planting regions. • New Product Introductions : Over the past 20 years, Origin has successfully introduced 97 new corn seed varieties across different planting regions in China. Most of these products were developed by Origin and its subsidiaries. • Cooperation with Research Institutions: As a leading seed company in China, Origin has established strong cooperation with many research institutions and has access to new varieties developed by these institutions. Beijing Origin Seed – Rich product lines

• 2007: Rated “Asia’s Top 200 Small and Medium Sized Public Companies” by Forbes Magazine • 2009: Received the Bio - Safety Certificate for the world’s first transgenic phytase corn seed from the Chinese Ministry of Ag • 2010: Rated “Key Chinese Industrial Agriculture Enterprise” by MOA, NDRC, SAT and others • 2011: Received the seed industry’s AAA credit rating • 2013: Awarded “Seed Industry Top 10 Credit Rated Enterprises” • 2014: Designated by MOA as the “Key Laboratory of Biotechnology and Genetic Breeding for Maize” Major Accolades

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:

Song Xu

song.xu@originseed.com.cn

+86 10 5890-7556

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506